Exhibit 99.1

Rail Vision CEO: Concluding 2025 with a Strong Cash Position, Zero Debt, Commercialization Gains, Global Expansion and Powerful Partnerships. Quantum Rail Innovation Ahead

Ra’anana, Israel, February 11, 2026 (GLOBE NEWSWIRE) - Rail Vision Ltd. (Nasdaq: RVSN) (“Rail Vision” or the “Company”), an early commercialization stage technology company seeking to revolutionize railway safety and the data-related market, today issued a corporate update to its shareholders from the Company’s Chief Executive Officer, Mr. David BenDavid.

Dear Shareholders,

2025 was a transformative year for Rail Vision. We are continuing the execution of our commercialization plan while we actively seek new opportunities that have the potential to provide us with sustained commercial momentum through strategic partnerships and technological leadership, while maintaining a strong balance sheet, with zero debt and with a cash position that provides us with financial flexibility and sufficient runway to execute our vision.

Key 2025 milestones included several important commercial advancements that continue to drive our momentum into 2026. We secured a purchase order from one of Central America’s leading freight rail operators for our MainLine system. Currently in an advanced trial phase, the system is generating excellent feedback from our customers and has potential to enhance safety and operational efficiency across the customer’s extensive network of hundreds of locomotives.

During 2025, we deepened our flagship partnership with Israel Railways which publicly highlighted Rail Vision at CES 2026 as cutting-edge AI technology in obstacle detection. As our MainLine systems are already operational on their locomotives, we progress our partnership into 2026 with the aim to deploy our ShuntingYard system in Israel Railways cargo division.

In Latin America, we built on a successful initial pilot by securing a $335,000 follow-on order from a major mining company, further validating the value of our technology in demanding industrial rail environments and signaling strong continued expansion in the region.

An additional major highlight was the memorandum of understanding with Sujan Industries, a leading supplier to the Indian rail industry, aimed at penetrating one of the world’s largest rail markets. This partnership gained significant traction with a high-profile Proof of Concept project launched in January 2026. This project demonstrated our MainLine product’s capabilities under challenging local weather conditions to senior governmental officials from multiple departments and key stakeholders in the Indian Railways ecosystem, with initial feedback supporting continued engagement.

In parallel, we made a strategic leap into quantum computing. We recently completed the acquisition of a 51% stake in Quantum Transportation, a cutting-edge quantum computing and AI company specializing in machine-learning-based error correction technologies, to become our majority-owned subsidiary, and announced that Quantum Transportation unveiled a breakthrough transformer-based neural decoder that outperforms classical quantum error correction algorithms in simulations. While this technology is initially focused on quantum research, we are already exploring long-term synergies with our railway AI platforms, potentially opening entirely new frontiers in predictive safety, anomaly detection, and autonomous operations.

Looking ahead, our focus is clear as we continue to execute our strategy in 2026:

●	Convert pilots and POCs into revenue and fleet-wide deployments

●	Leverage our strong balance sheet to scale sales and marketing channels

●	Expand geographic footprint through key strategic partners and distributors

●	Integrate quantum-AI capabilities to position Rail Vision not only as the leader in today’s rail safety, but as the enabler of tomorrow’s autonomous railways

As we enter 2026, we believe that we are well-positioned, supported by our validated technology, strong partner relationships, and a clear focus on disciplined growth and long-term value creation.

Thank you for your continued support.

Sincerely,

David BenDavid

Chief Executive Officer

Rail Vision Ltd.

About Rail Vision Ltd.

Rail Vision is an early commercialization stage technology company that is seeking to revolutionize railway safety and the data-related market. The company has developed cutting edge, artificial intelligence based, industry-leading technology specifically designed for railways. The company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information, please visit https://www.railvision.io/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Such expectations, beliefs and projections are expressed in good faith. For example, Rail Vision is using forward-looking statements when it discusses continuing the execution of its commercialization plan while it actively seeks new opportunities that have the potential to provide it with sustained commercial momentum, how its strong balance sheet, with zero debt and cash position provides it with the financial flexibility and sufficient runway to execute its vision, progressing its partnerships, its continued international expansion, exploring long-term synergies between quantum technology and its railway AI platforms, potentially opening entirely new frontiers in predictive safety, anomaly detection, and autonomous operations and continuing to execute its strategy in 2026. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on March 31, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Contacts

David BenDavid

Chief Executive Officer

Rail Vision Ltd.

15 Ha’Tidhar St

Ra’anana, 4366517 Israel

Investor Relations:

Michal Efraty

investors@railvision.io